Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266287

PROSPECTUS SUPPLEMENT NO. 5
(to Prospectus dated August 12, 2022)

Jushi Holdings Inc.
This prospectus supplement is being filed to update, amend and supplement the information contained in the prospectus dated August 12, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-266287). This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on December 8, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Subordinate Voting Shares are listed on the Canadian Securities Exchange (the “CSE”) under the symbol “JUSH” and quoted on the OTCQX Best Market under the symbol “JUSHF.” The last reported sale price of our Subordinate Voting Shares on the CSE on December 8, 2022 was C$2.37 per share and on the OTCQX Best Market on December 8, 2022 was $1.77 per share.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 9 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 9, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 7 , 2022
___________________________________
JUSHI HOLDINGS INC.
(Exact name of registrant as specified in its charter)
___________________________________

British Columbia (State or other jurisdiction of incorporation)	000-56468 (Commission File Number)	98-1547061 (I.R.S. Employer Identification No.)

301 Yamato Road, Suite 3250 Boca Raton, Florida 33431
(Address of principal executive offices) (zip code)

(561) 617-9100

Registrant's telephone number, including area code

Not Applicable
(Former name or former address, if changed since last report)
___________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.
Issuance of Second Lien Notes due 2026 and Warrants
As previously announced in the Current Report on Form 8-K filed by Jushi Holdings Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 15, 2022, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “Investors”), pursuant to which the Company agreed to issue and sell its 12% Second Lien Notes due 2026 (the “Notes”) and detached warrants to purchase the Company’s subordinate voting shares (the “Warrants”), in a private placement (the “Offering”).
On December 8, 2022 (the “Closing Date”), the Company announced that it has closed a tranche of the Offering (the “Closing”) and issued $69.0 million aggregate principal amount of Notes and Warrants to purchase up to approximately 16 million of the Company’s subordinate voting shares. The Warrants are exercisable until December 7, 2026 to purchase the Company’s subordinate voting shares at an exercise price of $2.086, subject to adjustment under certain circumstances as described in the Warrants.
Indenture
In connection with the Closing, the Company entered into an indenture, dated December 7, 2022 (the “Indenture”), with Odyssey Trust Company (“Odyssey Trust”), in its capacity as trustee thereunder, in respect of the Notes that were issued to the Investors pursuant to the terms of the Subscription Agreements. The terms of the Notes are as set forth in the Subscription Agreements, the Indenture and the form of Note attached to the Indenture, which the Company issued on December 7, 2022.
Interest and Maturity
The Notes will accrue interest at a rate of 12% per annum, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning on December 31, 2022. The Notes will mature on December 7, 2026, unless earlier redeemed or repurchased.
Redemption
Subject to certain criteria, any or all of the Notes may be redeemed within twenty-four (24) months of issuance at a redemption price equal to 105% of the principal amount of Notes redeemed, plus a make-whole interest payment equal to all interest that would be paid through the first twenty-four (24) months the Notes were outstanding minus all interest payments made prior to the redemption date. On or after December 7, 2024 but prior to December 7, 2025, the Company may, on any one or more occasions, redeem all or any part of the Notes at a redemption price equal to 105% of the principal amount of Notes redeemed, plus accrued and unpaid interest, if any, to but excluding the date of redemption (subject to the right of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date). In addition, on or after the December 7, 2025, the Company may, on any one or more occasions, redeem all or any part of the Notes at a redemption price equal to 100% of the principal amount of Notes redeemed, plus accrued and unpaid interest, if any, to but excluding the date of redemption (subject to the right of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date).
Guarantees, Security and Ranking
To secure its obligations pursuant to the Notes, each of the Company and its current and future subsidiaries, other than certain excluded subsidiaries (the “Guarantors”) has granted a second-lien security interest (the “Note Guarantees”) over substantially all of its assets to a collateral agent for the benefit of the Investors, pursuant to a guaranty and collateral security agreement (the “Security Agreement”).
Change of Control
Upon the occurrence of a change of control the Company will be required to make an offer to each holder of Notes to purchase such holder’s Notes at a purchase price in cash of 105% of the aggregate principal amount of the Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to but excluding the date of purchase (subject to the right of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date).

Restrictive Covenants
The Indenture contains restrictive covenants that limit the ability of the Company and its restricted subsidiaries to, among other things: declare or pay cash dividends or other distributions on their respective equity securities; incur additional indebtedness other than “Permitted Indebtedness” (as defined in the Indenture); or engage in certain asset sales. These covenants are subject to important exceptions and qualifications set forth in the Indenture.
Intercreditor Agreement
The Notes and the Note Guarantees will be subject to the terms of an intercreditor agreement setting forth, among other things, the subordination of the Notes and the Note Guarantees to the first lien obligations of the Company and the Guarantors under the Company’s $100 million Senior Secured Credit Facility (the “Acquisition Facility”) with SunStream Bancorp Inc. (“Sunstream”), a joint venture sponsored by Sundial Growers Inc., and the standstill of enforcement rights until the repayment in full of the first lien obligations under the Acquisition Facility in certain instances.
Use of Proceeds
The Company used the proceeds from the Offering, together with approximately $9 million of cash on hand, to repurchase and redeem all of its outstanding existing 10% senior secured notes due January 2023 (the “Existing Notes”), including accrued interest and any applicable premium thereon. Certain Investors satisfied all or a portion of their payment obligations under the Subscription Agreement through delivery of Existing Notes for repurchase by the Company and cancellation. As a result of the repayment and redemption of all outstanding Existing Notes, the Trust Indenture governing the Existing Notes, dated November 20, 2020, by and between the Company and Odyssey Trust, was terminated.
The Notes and Warrants sold were not registered under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and, as applicable, corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering, or outside the United States to certain non-U.S. persons in reliance on Regulation S under the Securities Act. The Investors located in the United States are “accredited investors” as such term is defined in Regulation D promulgated under the Securities Act. The Investors outside of the United States who participated in the Offering pursuant to the exemption from registration under the Securities Act afforded by Regulation S are “non-U.S. Persons” as defined in Regulation S, and each such Investor did not receive an offer to purchase subscription shares inside the United States and did not originate a buy order inside the United States. This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such shares contain a legend stating the same.
The foregoing description does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the document described, copies of which will be filed with the next periodic report of the Company.
Amendment of Acquisition Facility
On December 8, 2022 the Company announced that it amended the Acquisition Facility (the “Amended Acquisition Facility”). Under the terms of the Amended Acquisition Facility, the Company’s loan will be a first lien term loan capped at $65 million, bear an interest rate of 11% per annum, payable quarterly, will no longer carry a standby fee, and will mature on December 31, 2024. The financial covenants on the Amended Acquisition Facility have been modified to remove the total leverage ratio covenant and replace it with a minimum quarterly revenue covenant. Additionally, in connection with the Amended Acquisition Facility, the Company has made a one-time issuance to SunStream of warrants to purchase up to 2 million subordinate voting shares of the Company (the “Lender Warrants”).
The Lender Warrants were sold and issued without registration under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 of Regulation D promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws.

The foregoing description of the Amended Acquisition Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the Amended Acquisition Facility, a copy of which will be filed with the next periodic report of the Company.
Item 1.02 Termination of a Material Definitive Agreement.
The information contained in Item 1.01 of this Current Report on Form 8-K with respect to the repurchase and redemption of all outstanding Existing Notes is incorporated into this Item 2.03.
Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 2.03.
Item 3.02 Unregistered Sales of Equity Securities.
The information contained in Item 1.01 of this Current Report on Form 8-K with respect to the Warrants is incorporated into this Item 3.02.
As described in Item 1.01, on the Closing Date, the Company issued Warrants to purchase up to approximately 16 million of the Company’s subordinate voting shares to the Investors and the Lender Warrants to purchase up to 2 million subordinate voting shares of the Company to SunStream. The Warrants and the Lender Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and, as applicable, corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering, or outside the United States to certain non-U.S. persons in reliance on Regulation S under the Securities Act,. The Investors located in the United States and SunStream are “accredited investors” as such term is defined in Regulation D promulgated under the Securities Act. The Warrants issued to Investors located outside of the United States were issued pursuant to the exemption from registration under the Securities Act afforded by Regulation S and such Investors are “non-U.S. Persons” as defined in Regulation S, and each such Investor did not receive an offer to purchase subscription shares inside the United States and did not originate a buy order inside the United States.
Item 7.01 Regulation FD Disclosure.
The Company issued a press release, dated December 8, 2022, relating to the Closing of the Offering and the Amended Acquisition Facility. A copy of the press release is furnished herewith as Exhibit 99.1 and is hereby incorporated by reference into this Item 7.01.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated December 8, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JUSHI HOLDINGS INC.
Date:	December 8, 2022	By:	/s/ Jon Barack
Name: Jon Barack
Title: President and Interim Chief Financial Officer

EXHIBIT 99.1

Jushi Holdings Inc. Announces Closing of US$69 Million Debt Financing
Additional US$5 million in Subscriptions to Close at a Later Date

Boca Raton, Florida – December 8, 2022 - Jushi Holdings Inc. (“Jushi” or the “Company”) (CSE: JUSH) (OTCQX: JUSHF), a vertically integrated, multi-state cannabis operator, today announced the closing of its previously announced private offering (the “Offering”) of approximately US$69 million aggregate principal amount of its 12% second lien notes (“Notes”) and detached warrants to purchase up to approximately 16 million of the Company’s subordinate voting shares at an exercise price of US$2.086 (the “Warrants”). The Company used the gross proceeds from the Offering of US$69 million, together with approximately US$9 million of cash on hand, to repurchase and redeem all of its outstanding existing 10% senior secured notes due January 2023 (the “2023 Notes”) and pay accrued interest, fees and expenses. The Company has also received subscriptions for an additional US$5 million to be closed at a later date.

The Notes will mature on December 7, 2026, will bear interest of 12.0% per annum, payable in cash quarterly, and will be guaranteed by certain of the Company’s direct and indirect domestic subsidiaries and secured by second priority liens on certain assets of the Company and certain of the Company’s direct and indirect domestic subsidiaries. In connection with the Offering, the purchasers of the Notes also received four-year Warrants at 50% coverage with an expiry date of December 7, 2026, at an exercise price per share equal to US$2.086.

The offering and sale of the Notes and Warrants have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or the laws of any other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

Amendments to Acquisition Facility

The Company also announced that it has amended its existing US$100 million Senior Secured Credit Facility (the “Amended Acquisition Facility”) with SunStream Bancorp Inc. (“Sunstream”), a joint venture sponsored by Sundial Growers Inc. (NASDAQ:SNDL). Under the terms of the Amended Acquisition Facility, the Company’s loan will be a first lien term loan capped at US$65 million, bear an interest rate of 11% per annum, payable quarterly, will no longer carry a standby fee, and will mature on December 31, 2024. The financial covenants in the Amended Acquisition Facility have been modified to remove the total leverage ratio covenant and replace it with a minimum quarterly revenue covenant. Additionally, in connection with the Amended Acquisition Facility, the Company has made a one-time issuance to SunStream of 2.0 million subordinate voting share purchase warrants issued at US$2.086.

About Jushi Holdings Inc.
We are a vertically integrated cannabis company led by an industry-leading management team. In the United States, Jushi is focused on building a multi-state portfolio of branded cannabis assets through opportunistic acquisitions, distressed workouts, and competitive applications. Jushi strives to maximize shareholder value while delivering high-quality products across all levels of the cannabis ecosystem.

Forward-Looking Information and Statements
This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation as well as statements that may constitute "forward-looking statements" within the meaning of within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Offering of the Notes and Warrants and use of proceeds, are forward-looking statements. These forward-looking statements are based on Jushi’s current expectations and beliefs concerning future developments and their potential effects. As a result, actual results could differ materially from those expressed by such forward-looking statements and such statements should not be relied upon. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or may contain statements that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “will continue,” “will occur” or “will be achieved”. The forward-looking information and forward-looking statements contained herein may include but are not limited to, information concerning the expectations regarding Jushi, or the ability of Jushi to successfully achieve business objectives, and expectations for other economic, business, and/or competitive factors. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including risks related to market conditions, the ability of Jushi to successfully and/or timely achieve business objectives, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; compliance with extensive government regulation, as well as other risks, uncertainties and other cautionary statements in the Company’s public filings with the United States Securities and Exchange Commission and on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated, or expected.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

For further information, please contact:

Investor Relations
Michael Perlman
Executive Vice President of Investor Relations
Investors@jushico.com
(561) 281-0247

Media Contact
Ellen Mellody
MATTIO Communications
Ellen@Mattio.com
(570) 209-2947